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Rob R.

Founder, Head Distiller at R6 DISTILLERY

Greater Los Angeles Area

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R6 DISTILLERY

UCB Theatre LA

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Experienced management consultant in strategy, vision, and organizational transformation. Life passion and business opportunity along with numerous studies, collaborations, and experiences culminated in the founding of 6 DISTILLERY. Demonstrated success in small and large business ope...

 **The next big thing in American distilling: Single malt whiskey**

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Activity

561 followers

 **We're excited for you to join the whiskey game, Dogfish Head!**
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 **Thank you, Sarah Pilla and Charter One for the well done interview:...**
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Experience

Founder, Head Distiller
R6 DISTILLERY
2014 – Present · 5 yrs
El Segundo, California

On May 24,1926 the six Rubens brothers opened the doors to what became known as the Rubens Rialto Square Theatre. A major undertaking in a small city at the time, the Rubens brothers hired a pair of Chicago-based architects, C.W. and George L. Rapp to execute their vision for a theatre that would rival any in the major cities. The result was a magnificent European inspired structure with an ornate exterior, and art filled decorum inside and out.

Rob Rubens (4th generation) has always been amazed by what his family accomplished as entrepreneurs. The many stories Rob heard growing up, about the theatre during t... See more

Higher Education Consultant
Huron Consulting Group
Dec 2008 – Nov 2014 · 6 yrs
Chicago, IL

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Teaching Assistant

Northern Illinois University

Jul 2007 – Dec 2007 · 6 mos

• Taught 120 students in subgroups: fundamentals of Financial Accounting
• Co-lectured 400 person exam reviews for this course

Assurance Intern

PricewaterhouseCoopers

Jan 2007 – Mar 2007 · 3 mos

PCS offers a dynamic working environment, focused on providing broad range of experiences early in one's career. In serving private companies one will have the opportunity for assurance and tax cross-training, to work on clients in a diverse range of industries and in different stages of development—from inception to high growth, maturity, and transition—which m... See more

Audit and Enterprise Risk Services Intern

Deloitte

Jun 2006 – Aug 2006 · 3 mos

Deloitte's Audit & Enterprise Risk Services help organizations build value by taking a Risk Intelligent approach to managing financial, technology and business risks. This approach helps clients focus on their areas of increased risk, bridge silos to effectively manage risk across organizational boundaries, and seek not only risk mitigation, but also pursue intelli... See more

Education

UCB Theatre LA

UCB Long Form Improv

2013 – 2013

Northern Illinois University - College of Business

M.A.S., Business, Accountancy, Summa Cum Laude

2005 – 2007

Activities and Societies: Beta Alpha Psi President, Mentoring Program Creator, Presidential Assistant; Habitat for Humanity; SOS Children's Village Mentor and Tutor

Licenses & Certifications

Certified Public Accountant

Illinois Board of Examiners

Certified in Financial Forensics

American Institute of Certified Public Accountants



 

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